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                             June 20, 2024

       Michael Klein
       Chief Executive Officer
       Churchill Capital Corp X
       640 Fifth Avenue, 14th Floor
       New York, NY 10019

                                                        Re: Churchill Capital
Corp X
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 10,
2024
                                                            CIK No. 0002007825

       Dear Michael Klein:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 4, 2024 letter.

       Amended Draft Registration Statement on Form S-1

       Underwriting, page 198

   1. We note your revisions in response to prior comment 5; however, the value of the additional equity
compensation being provided to the underwriter and its affiliate and hence the total
underwriter compensation remains unclear. Please disclose clearly the value of such
compensation or advise. Refer to Item 508(e) of Regulation S-K which requires disclosure of
the amounts of any commissions to be paid by the company.
 Michael Klein
FirstName  LastNameMichael Klein
Churchill Capital Corp X
Comapany
June       NameChurchill Capital Corp X
     20, 2024
June 20,
Page 2 2024 Page 2
FirstName LastName
       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Ruairi Regan at 202-551-3269 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Stuart Neuhauser, Esq.